UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35164 / March 26, 2024

In the Matter of

FIRST TRUST REAL ASSETS FUND
FIRST TRUST PRIVATE CREDIT FUND
FIRST TRUST PRIVATE ASSETS FUND
FIRST TRUST ALTERNATIVE OPPORTUNITIES FUND
INFINITY CORE ALTERNATIVE FUND
DESTINY ALTERNATIVE FUND LLC
FIRST TRUST HEDGED STRATEGIES FUND
FIRST TRUST CAPITAL MANAGEMENT L.P.
FT ALTERNATIVE PLATFORM I LLC
FT OFFSHORE I LP
VCM CORE OPPORTUNITIES FUND LLC
FT PRIVATE INVESTMENT PLATFORM I LLC
FT REAL ESTATE PLATFORM I LLC
CORNERSTONE DIVERSIFIED PORTFOLIO LP
HIGHLAND CAPITAL MANAGEMENT
   INSTITUTIONAL FUND II LLC
DESTINY ALTERNATIVE FUND II LLC
CP SPECIAL ASSETS FUND LLC
PARK SHORE MULTI ASSET STRATEGY FUND LLC
FT VEST HEDGED EQUITY ENHANCED INCOME FUND LLC
DESTINY TARGET OUTCOME FUND 2024-1 LLC
VIVALDI CAPITAL MANAGEMENT LP

225 W. Wacker Drive
Suite 2100
Chicago, IL 60606

(File No. 812-15381)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

First Trust Real Assets Fund, et al. filed an application on August 23, 2022, and amendments to
the application on January 19, 2023 and February 7, 2024, requesting an order under sections
17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act
that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4)

of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On February 28, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35150). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.
Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by First Trust Real Assets Fund, et al. (File No. 812-15381) is granted, effective immediately, subject to the conditions contained in the application, as amended.

     For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.